SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S/A.
C.N.P.J. (Corporate Tax Registration) No. 06.164.253/0001-87
SECURITIES HELD
CVM (Brazilian Securities and Exchange Commission) Instruction No. 358 - Article 11 - Paragraphs 2 and 3

In Annual General Meeting held on 08/27/2004, Messrs. Antônio Kandir and Álvaro Antonio Cardoso de Souza were elected as sitting members of the Board of Directors and vested in office on the same date.

Below, a description of securities (and derivatives) held:

Company’s Name: Gol Linhas Aéreas Inteligentes S/A.
Name: Antônio Kandir			CPF(individual taxpayer’s register /CNPJ (Corporate Tax Registration): 146.229.631-91
Qualification: a Brazilian citizen, divorced, engineer, with identity card (RG) No. 4.866.700-6 SSP/SP and individual taxpayer’s register (CPF) No. 146.229.631-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Antonio José de Almeida, nº 135, Granja Julieta, CEP 04720-060
Security/Derivative	Securities Characteristics	Operation (Form)	Date	Quantity	Unit Price
--	--	--	--	--	--

Company’s Name: Gol Linhas Aéreas Inteligentes S/A.
Name: Álvaro Antonio Cardoso de Souza			CPF(individual taxpayer’s register)/CNPJ (Corporate Tax Registration)/: 249.630.118-91
Qualification: a Portuguese citizen, married, economist, with foreigner’s identity card (RNE) W 401.505-E and individual taxpayer’s register (CPF) No. 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, 1726, conjunto 71, 7º andar, CEP 04543-000
Security/Derivative	Securities Characteristics	Operation (Form)	Date	Quantity	Unit Price
--	--	--	--	--	--

São Paulo, August 27, 2004

_________________________
ANTÔNIO KANDIR

_______________________________________
ÁLVARO ANTONIO CARDOSO DE SOUZA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 03, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.